As filed with the Securities and Exchange Commission on August 4, 2010.
Securities Act File No. 333-149979
Investment Company Act File No. 811-21190

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

(CHECK APPROPRIATE BOX OR BOXES)

☒REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ PRE-EFFECTIVE AMENDMENT NO. __
☒ POST-EFFECTIVE AMENDMENT NO. 5

☒REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ AMENDMENT NO. 24

SKYBRIDGE MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC

(Exact name of Registrant as specified in Charter)

527 Madison Avenue, 16th Floor
New York, New York 10022

(Address of principal executive offices)

Registrant’s Telephone Number, including Area Code:  (212) 485-3100

Eric Alper
SkyBridge Capital II, LLC
527 Madison Avenue, 16th Floor
New York, New York 10022

(Name and address of agent for service)

COPY TO:

Nathan J. Greene, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

TITLE OF SECURITIES BEING REGISTERED	AMOUNT BEING REGISTERED (1)	PROPOSED MAXIMUM OFFERING PRICE PER UNIT (1)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)	AMOUNT OF REGISTRATION FEE

Shares of Limited Liability Company Interest	1,000,000	$1,030	$1,030,000,000	$40,479 (2)

(1)  Shares will be offered at NAV plus a sales load.  These values are estimated for the purpose of calculating filing fees.

(2) A registration fee of $19,650 was transmitted in connection with the previous filing dated March 31, 2009 (File Nos. 333-149979 and 811-21190).  A registration fee of $20,829 was transmitted in connection with the previous filing dated April 25, 2009 (File Nos. 333-149979 and 811-21190).  (No additional Shares are being registered by this filing; all Shares previously registered are carried forward under this post-effective amendment.)

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

This Amendment to the Registration Statement on Form N-2 of SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (formerly, Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC) (the “Company”), filed with the Commission on June 15, 2010 (Accession No. 0000947871-10-000712; 1933 Act Registration No. 333-149979) (the “Registration Statement”), is being filed solely to add Exhibits 2(A)(2) and 2(G) to the Registration Statement. The prospectus and statement of additional information included in the Registration Statement are incorporated herein by reference.

FORM N-2
PART C • OTHER INFORMATION

ITEM 25.  FINANCIAL STATEMENTS AND EXHIBITS

(1) Audited Financial Statements for the fiscal year ended March 31, 2010 (including Statement of Assets and Liabilities, Statement of Operations, Statement of Changes, Statement of Cash Flows, Financial Highlights, Notes to Same) ********

(2)  Exhibits:

(2)(a)(1)  Certificate of Formation of Limited Liability Company.*

(2)(a)(2)  Certificate of Amendment to Certificate of Formation.  Filed herewith.

(2)(a)(3)  Limited Liability Company Agreement.*****

(2)(b)  Not Applicable.

(2)(c)  Not Applicable.

(2)(d)  See Item 24(2)(a)(2).

(2)(e)  Not Applicable.

(2)(f)  Not Applicable.

(2)(g)  Investment Advisory Agreement.  Filed herewith.

(2)(h)  Placement Agency Agreements.******

(2)(i)  Not Applicable.

(2)(j)  Custodian Agreement.*****

(2)(k)(1) Administrative and Investor Services Agreement.*****

(2)(k)(2)  Administration, Accounting and Transfer Agent Services Agreement.*****

(2)(k)(3)  Escrow Agreement.******

(2)(k)(4)  Powers of Attorney.******

(2)(l)(1)  Opinion of counsel for 2003 registration of shares.***

(2)(l)(2)  Opinion of counsel for 2006 combination between Multi-Strategy Series G and previous Multi-Strategy Series M.****

2(l)(3)  Opinion of counsel for 2008 registration of shares.*******

(2)(m)  Not Applicable.

(2)(n)  Consent of Independent Registered Public Accounting Firm.*********

(2)(o)  See Item 24(1) above.

(2)(p)  Not Applicable.

(2)(q)  Not Applicable.

(2)(r)(1)  Code of Ethics.**

___________________
*  Filed with the Registrant’s initial registration statement under the Investment Company Act of 1940 on Form N-2 on August 23, 2002 (File no. 811-21190) and incorporated herein by reference.

**  Filed with the Registrant’s annual report under the Investment Company Act of 1940 on Form N-CSR on June 8, 2009 (File no. 811-21190) and incorporated herein by reference.

***  Filed with Amendment No. 4 to the Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 on December 5, 2003 (File no. 333-107876) and incorporated herein by reference.

**** Filed with the Registrant’s registration statement on Form N-14 under the Securities Act of 1933 on September 21, 2006 (File no. 333-133503) and incorporated herein by reference.

***** Filed with Amendment No. 16 to the Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 on June 12, 2007 (File no. 811-21190) and incorporated herein by reference.

****** Placement Agency Agreements with SunTrust Capital Markets, Inc. and Citigroup Global Markets Inc., Escrow Agreement and Powers of Attorney filed with Amendment No. 17 to the Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 on July 27, 2007 (File no. 811-21190) and incorporated herein by reference.  Placement Agency Agreement with Ameriprise filed with Amendment No. 18 to the Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 on March 31, 2008 (File no. 811-21190) and incorporated herein by reference.

******* Filed with Amendment No. 19 to the Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2/A on April 25, 2008 (File no. 811-21190) and incorporated herein by reference.

******** Filed with the Registrant’s annual report under the Investment Company Act on Form N-CSR on June 7, 2010 (File no. 811-21190) and incorporated herein by reference.

********* Filed with Amendment No. 23 to the Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 on June 15, 2010 (File no. 811-21190) and incorporated herein by reference.

ITEM 26.  MARKETING ARRANGEMENTS

Not Applicable.

ITEM 27.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

All figures are estimates and relate to the offering of Shares registered pursuant to Amendment No. 19 to the Registrant’s registration statement under the Investment Company Act of 1940 filed on Form N-2 on April 25, 2008 (File no. 811-21190):

Blue Sky Fees and Expenses (including fees of counsel)	$30,000
Accounting fees and expenses	$15,000
Legal fees and expenses	$70,000
Printing and engraving	$50,000
Offering Expenses	$150,000
Miscellaneous	$10,000
Total	$325,000

ITEM 28.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

After completion of the offering of Shares, the Registrant expects that no person will be directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by SkyBridge Capital II, LLC (the “Adviser”), the investment adviser to the Registrant.  The Adviser is a limited liability company formed under the laws of the State of Delaware.  Additional information regarding the Adviser is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-71056), and is incorporated herein by reference.

ITEM 29.  NUMBER OF HOLDERS OF SECURITIES

Title of Class:  Shares of Limited Liability Company Interest in the Company (designated as “Shares”)

Number of Record Holders for the Company (as of June 1, 2010): 6048

ITEM 30.  INDEMNIFICATION

The Registrant hereby undertakes that it will apply the indemnification provisions of the LLC Agreement in a manner consistent with Investment Company Act Release No. 11330 (Sept. 4, 1980) issued by the Securities and Exchange Commission, as long as the interpretation of Sections 17(h) and 17(i) of the 1940 Act contained in that release remains in effect.

The Registrant maintains insurance on behalf of any person who is or was an Independent Director, officer, employee or agent of the Registrant, against certain liability asserted against him or her and incurred by him or her or arising out of his or her position.  In no event, however, will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which the Registrant itself is not permitted to indemnify.

ITEM 31.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, executive officer or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set out in the Registrant’s Prospectus in the section entitled “The Adviser.”  Additional information regarding the Adviser and its officers and directors is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-71056), and is incorporated herein by reference.

ITEM 32.  LOCATION OF ACCOUNTS AND RECORDS

CAI maintains certain required accounting related and financial books and records of the Registrant at 527 Madison Avenue, 16th Floor, New York, New York 10022.  The other required books and records are maintained by BNY Mellon Investment Servicing (US), Inc. at 400 Bellevue Parkway, Wilmington, Delaware, 19809.

ITEM 33.  MANAGEMENT SERVICES

Not Applicable.

ITEM 34.  UNDERTAKINGS

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Registrant undertakes:

a.	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the 1933 Act [15 U.S.C. 77j(a)(3)];

(2)
to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b.
that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.
that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.	that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act [17 CFR 230.497];

(2)
the portion of any advertisement pursuant to Rule 482 under the 1933 Act [17 CFR 230.482] relating to the offering contain material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	Not applicable.

6.            Not applicable as the Registrant uses a combined Prospectus and Statement of Additional Information.  Should the Registrant in the future cease to use a combined Prospectus and Statement of Additional Information, the Registrant promises to undertake to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

FORM N-2

SkyBridge Multi-Adviser Hedge Fund Portfolios LLC

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this registration statement to be signed on its behalf by the undersigned duly authorized person, in New York, New York, on the 4th day of August 2010.

SkyBridge Multi-Adviser Hedge Fund Portfolios LLC

By:	/s/ Raymond Nolte*
	Name:	Raymond Nolte
	Title:	President (Principal Executive Officer) and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

Signature	Title	Date
/s/ Charles Hurty* Charles Hurty	Director	August 4, 2010
/s/ Steven Krull* Steven Krull	Director	August 4, 2010
/s/ Joshua Weinreich* Joshua Weinreich	Director	August 4, 2010
/s/ Raymond Nolte* Raymond Nolte	President (Principal Executive Officer and Director)	August 4, 2010
/s/ Eric Alper* Eric Alper	Treasurer (Principal Financial Officer)	August 4, 2010

*	By:	/s/ Christopher Hutt
Power of Attorney

SkyBridge Multi-Adviser Hedge Fund Portfolios LLC

Exhibit Index

(2)(a)(2)  Certificate of Amendment to Certificate of Formation.

(2)(g)  Investment Advisory Agreement.